Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 000-53629)

The following email was sent to employees of PlainsCapital Corporation and its subsidiaries on May 9, 2012:

This is an exciting time at PlainsCapital Corporation! I am pleased to announce that PlainsCapital Corporation has signed a definitive agreement to merge with Hilltop Holdings Inc. (HTH), a Dallas-based, New York Stock Exchange listed Company led by Dallas financier, Gerald Ford.

HTH, like PlainsCapital, is a Dallas-based holding company and owns NLSACO, an insurance company, and a non-controlling interest in SWS Group, Inc., the holding company of Southwest Securities, Inc.

Upon completion of the merger, PlainsCapital will become a newly-formed wholly owned subsidiary of HTH; however, our name and brand will stay intact. Additionally, our management teams will stay in place. For example, I will remain as Chairman and CEO of PlainsCapital Corporation.

I will host a series of meetings and conference calls as listed below. Please watch your email for your designated conference call number.

PrimeLending—Today, May 9th 2:00 p.m. (Central)

FirstSouthwest Company—Today, May 9th 3:00 p.m. (Central)

PlainsCapital Bank –Today, May 9th 4:00 p.m. (Central)

Merging with HTH provides access to capital that I believe will allow us to live our dream of expansion and growth. This proposed merger gives us the potential to be one of the top financial institutions in the Southwest. Through this transaction, we gain a partner with the knowledge, experience and the capital to help us to meet these dreams. It’s a win for, our employees, our customers and the communities we serve.

I appreciate your continuing support as we enter this new and exciting phase for PlainsCapital Corporation!

FORWARD LOOKING STATEMENTS

This e-mail contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the planned merger of PlainsCapital Corporation (“PlainsCapital”) with and into a subsidiary of Hilltop Holdings, Inc. (“Hilltop”), PlainsCapital’s future performance and the impact of the transaction on Hilltop’s future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or PlainsCapital’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Hilltop nor PlainsCapital assumes any duty to update forward looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Hilltop and PlainsCapital, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PlainsCapital’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PlainsCapital operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PlainsCapital (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and PlainsCapital’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

ADDITIONAL INFORMATION

In connection with the proposed transaction, Hilltop expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Hilltop and PlainsCapital that also constitutes a prospectus of Hilltop, and the final joint proxy statement/prospectus will be mailed to shareholders of PlainsCapital and Hilltop. Hilltop and PlainsCapital also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and PlainsCapital with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at 214-855-2177. Copies of the documents filed by PlainsCapital with the SEC will be available free of charge on PlainsCapital’s website at www.plainscapital.com or by contacting PlainsCapital Investor Relations at [214-252-4155].

Hilltop and PlainsCapital and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about PlainsCapital’s executive officers and directors in PlainsCapital’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PlainsCapital using the sources indicated above.

This e-mail shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Alan B. White

Chairman and CEO

PlainsCapital Corporation

2323 Victory Avenue, Suite 1400

Dallas, TX 75219

Phone [phone number], fax [fax number]

Email – [email address]

PlainsCapital Corporation made the following annotations

The information contained in this e-mail is strictly confidential and for the intended use of the addressee only. Any disclosure, use or copying of the information by anyone other than the intended recipient is prohibited. If you have received this message in error, please notify the sender immediately by return e-mail. PlainsCapital Corporation has taken every reasonable precaution to ensure that any attachment to this e-mail has been checked for viruses. We accept no liability for any damage sustained as a result of software viruses and advise you carry out your own virus checks before opening any attachment. This email contains the views of the author and should not be interpreted as the views of PlainsCapital Corporation.